

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

Via Facsimile
Darin G. Holderness
Chief Financial Officer
Concho Resources Inc.
One Concho Center
600 West Illinois Avenue
Midland, Texas 79701

> Re: **Concho Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2013**
> **File No. 1-33615**

Dear Mr. Holderness:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.   Please revise your analysis of changes in your results of operations to quantify underlying material activities that generated variances between periods. Please ensure to separately

quantify the effect of each causal factor that you have cited for material changes. For example, you disclose at page 44 that average daily sales volumes from continuing operations increased by 27 percent from 60,180 Boe per day during 2011 to 76,397 Boe per day during 2012 " primarily attributable to [y]our successful drilling efforts during 2011 and 2012 and [y]our acquisitions in 2011 and 2012." As another example, you disclose at page 51 that lease operating expenses increased 26% in 2012 due to (i) the successfully drilled or completed wells in 2011 and 2012, (ii) the acquisitions in 2011 and 2012 and (iii) the increase in cost of services. Please revise to separately quantify the effect of each of these factors.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Elements of the Company's Executive Officer Compensation Program, page 20

2.   We note that the salary increase from 2011 for Timothy A. Leach was 25.9%. Please revise to discuss the factors considered by the board's compensation committee in determining to increase Mr. Leach's salary. See Item 402(b)(2)(ix) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief